Exhibit 99.1
Avago Technologies Calls for Redemption $200 Million of
$250 Million Senior Floating Rate Notes Due 2013
SINGAPORE and SAN JOSE, Calif., — November 15, 2007 — Avago Technologies (“Avago”), a leading supplier of analog interface components for communications, industrial and consumer applications, today announced that it will redeem $200 million aggregate principal amount of its $250 million aggregate principal amount outstanding Senior Floating Rate Notes (the “Notes”) due 2013, utilizing its existing cash balances.
The redemption date is December 18, 2007. The Notes will be redeemed at a price of 102% of the principal amount, plus accrued and unpaid interest up to, but not including, the redemption date. The CUSIP number for the Notes is 05336XAE1.
A Notice of Redemption will be distributed to all registered holders by The Bank of New York, the trustee for the Notes, through the Depository Trust Company.
About Avago Technologies
Avago Technologies is a leading supplier of analog interface components for communications, industrial and consumer applications. By leveraging its core competencies in III-V compound and silicon semiconductor design and processing, the company provides an extensive range of analog, mixed signal and optoelectronics components and subsystems to more than 40,000 customers. Backed by strong customer service support, the company’s products serve four diverse end markets: industrial and automotive, wired infrastructure, wireless communications, and computer peripherals. Avago has a global employee presence and heritage of technical innovation dating back 40 years to its Hewlett-Packard roots. Information about Avago is available on the Web at www.avagotech.com.
Meaningful Cautionary Statement Regarding Forward-Looking Statements
This announcement and supporting materials may contain forward-looking statements which address our expected future business and financial performance, and include, for example, statements regarding the timing and the amount of the redemption. These forward looking statements are based on current expectations, estimates, forecasts and projections of future Company or industry performance based on management’s judgment, beliefs, current trends and market conditions, and involve risks and uncertainties that may cause actual results to differ materially from those contained in the forward-looking statements. Accordingly, we caution you not to place undue reliance on these statements. Our Registration Statement on Form F-4 filed with the SEC on January 8, 2007, recent Current Reports on Form 6-K, and other Avago filings with the U.S. Securities and Exchange Commission (“SEC”) (which you may obtain for free at the SECs website at http://www.sec.gov) discuss some of the important risk factors that may affect our business, results of operations, and financial condition. These forward-looking statements are made only as of the date of this communication and Avago undertakes no obligation to update or revise these forward-looking statements.
Investor Contact:
Jim Fanucchi
Summit IR Group Inc.
(408) 404-5400
jim@summitirgroup.com
Desmond Lim
Avago Technologies
(65) 6215 4188
desmondlim@avagotech.com